March 12, 2026

Peter Trpkovski
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

       Re: Century Aluminum Company
           Form 10-K for the Fiscal Year Ended December 31, 2025
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-34474
Dear Peter Trpkovski:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing